EXHIBIT 99.1

Lombard Medical Announces First Aorfix(TM) Cases in New Zealand Following Expansion in Asia-Pacific Region

--Cases Led by Prof. Andrew Holden, Globally-Recognized Expert on Endovascular Treatments--

IRVINE, Calif. and LONDON, Oct. 16, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the successful completion of the first two EVAR cases performed in New Zealand using its lead product, Aorfix™, an endovascular stent graft for AAA repair. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated AAA anatomies. Lombard Medical expanded its commercial footprint in the Asia-Pacific region following the launch of Aorfix in Japan in September.

The New Zealand cases were performed at Auckland City Hospital and led by Andrew Holden, M.D., Director of Interventional Radiology at Auckland City Hospital and Associate Professor at the Auckland University School of Medicine.

"Prior to the availability of Aorfix, patients with highly angulated aortic necks represented a significant clinical challenge given the risk of complications and poor outcomes associated with traditional z-shaped stents and open surgery," said Prof. Holden. "As demonstrated in the cases we just completed, Aorfix has a unique, flexible design that allows it to conform well to highly angled necks and form a secure seal. Our preliminary follow-up finds the patients are recovering well and we anticipate a positive treatment outcome."

The cases were supported by Dr. John Hardman, Consultant Interventional Radiologist at Royal United Hospital Bath, who has extensive research and clinical experience using Aorfix in the U.K.  Dr. Hardman added, "I've performed over 100 cases with Aorfix in the U.K., and have observed consistently strong outcomes in patients with challenging anatomies, such as the ones we just treated in Auckland. Aorfix is unique in its ability to be maneuvered into tight, tortuous necks and iliacs without kinking, to provide optimal sealing and adherence."

"We're very pleased to partner with the world-renowned clinicians Prof. Andrew Holden and Dr. John Hardman to perform our first Aorfix cases in New Zealand," said Simon Hubbert, CEO of Lombard Medical. "The Asia-Pacific region is the fastest growing market for EVAR, and our efforts there represent a tremendous opportunity for Aorfix to capture a larger share of the global EVAR market."

About AORFIX™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix™ creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in 3 studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year over 500,000 new cases are diagnosed. In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000